November 12, 2010

Ruairi Regan

Division of Corporation Finance

Daniel Morris

Special Counsel

United States

Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

RE:

OICco Acquisition I, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Filed September 21, 2010

File No. 333-162084

Dear Mr. Morris:

The following is our response to your comment letter of October 5, 2010.

Summary Information and Risk Factors, page 4

1.

We note that you have not revised your escrow arrangements as requested by prior comment 2 or provided any analysis that demonstrates that your escrow arrangements comply with Rule 419(b)(i)(ii); therefore we reissue the comment.

A revised escrow agreement with United Western Bank, a FDIC Insured Depository institution as a signatory is attached hereto.

The Company, page 4

2.

Refer to prior comment 3.  Your filed escrow agreement does not appear to address the concern raised in that comment as the agreement is not with an insured depository institution; therefore, we reissue the comment.

A revised escrow agreement with United Western Bank, a FDIC Insured Depository institution as a signatory is attached hereto.

3.

It remains unclear when Joshua Sisk’s securities will be released from escrow given they do not appear to be deposited securities within the meaning of section 2 of the escrow agreement; therefore, we reissue prior comment 4.

Upon receipt of a stock purchase agreement and the related payment, Mr. Sisk’s shares will be transferred into the purchasers name and both the funds and securities will be immediately placed into escrow and thus will be bound by the terms of the escrow.

4.

Refer to prior comment 6.   You do not appear to have provided any reconciliation of the proposed sale of shares by Joshua Sisk with the restrictions on transfer set forth under paragraph ii in the deposit of securities provisions in section 2 of the escrow agreement filed as exhibit 99a; therefore, we reissue the comment.

Upon receipt of a stock purchase agreement and the related payment, Mr. Sisk’s shares will be transferred into the purchasers name and both the funds and securities will be immediately placed into escrow and thus will be bound by the terms of the escrow.   As the shares will not be placed into escrow until they are in the purchasers name there will be no issue with the restrictions on transfer.

5.

Please expand your response to prior comment 7 to address why you believe that Rule 419(b)(3)(i) does not apply to shares sold by a selling shareholder in a penny stock company.   It is unclear how having the sole selling shareholder sell the shares rather than the Company would allow you to avoid the procedures mandated by Rule 419.  Refer to Securities Act Rule Compliance and Disclosure Interpretation 616.02.

Upon receipt of a stock purchase agreement and the related payment, Mr. Sisk’s shares will be transferred into the purchasers name and both the funds and securities will be immediately placed into escrow and thus will be bound by the terms of the escrow.  This should satisfy Rule 419(b)3)(i).

The Offering, page 5

6.

Refer to prior comment 8.   It remains unclear how your discretion to extend the offering “up to a maximum” of 180 days as disclosed in the second paragraph on page 5 and the fourth paragraph on page 17 is consistent with your disclosure that you are limited to only one 180 day extension.   It also remains unclear how either extension is consistent with Rule 10b-9.    Please provide your analysis showing how you determined that your proposed extensions are consistent with Rule 10b-9 or revise for consistency, as requested in our prior comments.

Extensions removed in their entirety.

Summary Financial Information, page 7

7.

We note your response to our prior comment 9.   The $5,908 in general and administrative expenses presented here for the period from inception to June 30, 2010, does not agree with the $908 in general and administrative expenses presented in your income statement on page F-13, as it appears that you are including the $5,000 of professional fees in the general and administrative expenses.  Please revised this table to present the amounts separately.

Revised to present the amounts separately.

Risk Factors, page 9

No assurance shares will be sold….page 12

8.

Refer to prior comment 11.  The revised escrow agreement referenced in your response does not contain a provision that requires Joshua Sisk not to sell his shares for less than $0.02 per share.  It also remains unclear what material risk you are disclosing in this risk factor, therefore, we reissue the comment.

Risk Factor Deleted.

Market Price, page 21

9.

We note your response to prior comment 12 regarding Rule 144, however it appears you have not made any revisions in your filing as you state in your response; therefore, we reissue the comment.

Revised consistent with our prior response.

Exhibit 5.1

10.

It appears you did not file the revised opinion in response to prior comment 17.   Please provide the revised opinion as requested.

Revised filed.

Exhibit 16.1

11.

We note that revisions have been made as it relates to disclosures, which reference the Blackwing Group, LLC under the section “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” on page 25.  In this regard, since revisions to this section have been made, which reference Blackwing Group, LLC, please include in your filing a currently dated Exhibit 16 letter from the Blackwing Group, LLC.

A currently dated Exhibit 16 letter is included.

Exhibit 23. 1

12.

We note from Exhibit 23.1 that the consent does not indicate that the accounting firm is consenting to the use of its report, but rather it appears that it is consenting to the financial statements of OICco Acquisition I, Inc.  Please have your auditors revise its accountants consent to clearly state that it consents to the use of its audit report including in this registration statement on Form S-1 relating to the financial statements for the period from the date of inception on July 24, 2009 to December 31, 2009.  The way the consent is currently worded does not convey the required aforementioned statement.

Revised consent is included.

Very truly yours,

/s/ Joshua Sisk

Joshua Sisk,

President